Exhibit 99.1

Genius Group Founder & CEO Roger James Hamilton to Purchase up to 10 Million Shares

SINGAPORE, Aug. 9, 2024 (GLOBE NEWSWIRE) — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announced today that its Board has approved the purchase of up to 10 million ordinary shares of the Company by Founder & CEO Roger James Hamilton.

The shares – to be purchased at 105% of the closing price on the prior trading day – will be issued and paid for by a combination of cash and conversion of debt due from the Company, and may be executed over one or more tranches as approved by the NYSE.

Roger Hamilton, CEO of Genius Group, said: “I founded this company to make a positive impact to humanity through AI powered education. Now that the AI Revolution is fully underway, I believe Genius Group has an extremely bright future as a potential leader in its field.”

“I proposed this additional share purchase to the board to illustrate my ongoing commitment and confidence in Genius Group as its Founder and CEO. I’m grateful that they have approved it, and I look forward to continuing on our growth journey together,” concluded Hamilton.

With regard to the post by Mr. Hamilton on the X platform on August 7, 2024, any commentary regarding potential numbers of students and revenue goals, which had previously been referenced in press releases, is hereby qualified in that the Company confirms that such statements were not intended as and do not constitute financial projections with regard to the Company or its growth.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI powered, digital-first education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us